EXHIBIT 10.10

CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR SUCH PORTIONS. ASTERISKS DENOTE OMISSIONS.

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (this “Agreement”) is made effective as of July 1st, 2004 (the “Effective Date”) by and between Kirin Brewery Company, Limited, a Japanese corporation with a principal place of business at 10-1 Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288 Japan (hereinafter “Kirin”), and Dara Therapeutics, Inc., a Delaware corporation with a place of business at 1234 Airport Road, Suite #105, Destin, FL 32541 (hereinafter “Dara”). Each of Kirin and Dara may be referred to hereinafter as a “Party” and together as the “Parties.”

WHEREAS, Kirin is the owner of or otherwise controls certain proprietary patents and technology relating to or otherwise useful in the production of Licensed Product (defined below); and

WHEREAS, Dara desires to obtain the exclusive right from Kirin to develop and commercialize Licensed Product in the Licensed Field (defined below) using such patents and technology; and

WHEREAS, Dara intends to conduct clinical trials of Licensed Product in the Licensed Field and requires sufficient supply of Drug Product (defined below) therefor; and

WHEREAS, Kirin desires to grant such rights and to supply, or assist in the supply by NCI of, Drug Substance (defined below) to Dara on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

Whenever used in the Agreement with an initial capital letter, the terms defined in this Section 1 shall have the meanings specified.

1.1 “Adverse Event” shall mean any untoward medical occurrence in a patient or subject who is administered a Licensed Product, whether or not considered related to a Licensed Product, including, without limitation, any undesirable sign (including abnormal laboratory findings of clinical concern), symptom or disease temporally associated with the use of such Licensed Product.

1.2 “Affiliate” shall mean any corporation, firm, limited liability company, partnership or other entity that directly controls or is controlled by or is under common control with a Party to this Agreement. “Control” for purposes of this Section 1.2 means ownership, directly or indirectly through one or more Affiliates, of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby a Party controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity.

1.3 “BLA” shall mean a biologics license application (as defined in Title 21 of the United States Code of Federal Regulations, as amended from time to time) filed with the FDA seeking Regulatory Approval to market and sell any Licensed Product in the United States for a particular indication within the Licensed Field.

1.4 “Confidential Information” shall mean (a) with respect to a Party (the “Receiving Party”), any and all information (including all Licensed Technology, to the extent not publicly disclosed in connection with the development or marketing of Licensed Product), which is disclosed by the other Party (the “Disclosing Party”) to the Receiving Party hereunder or to any of its employees, consultants, Affiliates, licensees or Sublicensees, at any time and from time to time during the Term, except to the extent that the information described in this Section 1.4, as shown by competent written documentation, (i) as of the date of disclosure is known to the Receiving Party or its Affiliates other than by virtue of a prior confidential disclosure to such Party or its Affiliates; (ii) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the Receiving Party; (iii) is obtained from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the Disclosing Party; or (iv) is independently developed by or for the Receiving Party without reference to or reliance upon any Confidential Information of the Disclosing Party. “Confidential Information” shall include, without limitation, information relating to scientific, technical and economic information, business or research strategies, know-how, trade secrets, results of testing, and material embodiments thereof.

1.5 “Control” or “Controlled” shall mean, with respect to any data, results, information, inventions, know-how, formulas, trade secrets, techniques, methods, procedures, development, material or compositions of matter of any type or kind, whether or not patentable, or any intellectual property right, possession of the ability, whether by ownership or license, to assign, grant a license, sublicense, immunities or other rights as provided for herein to such item or under such right without violating the terms of any agreement or other arrangement with any Third Party.

1.6 “CTA” shall have the meaning set forth in Schedule B attached hereto.

1.7 “Derivatives” shall mean the specific structures possessing a SAN backbone described in allowed composition of matter claims of the Licensed Patent Rights.

1.8 “Dara Inventions” shall mean any pre-clinical and clinical data, invention or discovery relating to the manufacture or use of Licensed Product created, identified, developed, conceived or reduced to practice solely by employees of or consultants to Dara, during the Term.

1.9 “Development” and “Develop” shall mean, with respect to any Licensed Product, all activities with respect to such Licensed Product relating to research and development in connection with seeking, obtaining and/or maintaining any Regulatory Approval for such

Licensed Product in the Licensed Field in the Territory, including without limitation, all pre-clinical research and development activities, all human clinical studies, all activities relating to developing the ability to manufacture any Licensed Product or any component thereof (including, without limitation, process development work), and all other activities relating to seeking, obtaining and/or maintaining any Regulatory Approvals from the FDA and/or any Foreign Regulatory Authority.

1.10 “Disclosing Party” shall have the meaning set forth in Section 1.4 hereof.

1.11 “Drug Approval Application” shall mean any application for Regulatory Approval (including pricing and reimbursement approvals) required prior to any commercial sale or use of a Licensed Product in any country or jurisdiction in the Territory, including, without limitation, (a) any BLA or NDA filed with the FDA, and (b) any equivalent application filed with any Foreign Regulatory Authority for Regulatory Approval (including pricing and reimbursement approvals) required prior to any commercial sale or use of a Licensed Product in any country or jurisdiction in the Territory.

1.12 “Drug Product” shall mean formulated Drug Substance suitable for use in human clinical trials.

1.13 “Drug Substance” shall mean bulk active KRN5500.

1.14 “FDA” shall mean the United States Food and Drug Administration and any successor agency or authority thereto.

1.15 “First Commercial Sale” shall mean, on a country-by-country basis, the date of the first arm’s length transaction, transfer or disposition for value to a Third Party of a Licensed Product by or on behalf of Dara or any Affiliate or Sublicensee in such country.

1.16 “Foreign Regulatory Authority” shall mean any applicable supranational, national, federal, state or local regulatory agency, department, bureau or other governmental entity of any country or jurisdiction in the Territory (other than the FDA in the United States), having responsibility in such country or jurisdiction for any Regulatory Approvals of any kind in such country or jurisdiction, and any successor agency or authority thereto.

1.17 “IND” shall mean an investigational new drug application (as defined in Title 21 of the United States Code of Federal Regulations, as amended from time to time) filed or to be filed with the FDA with regard to any Licensed Product or the equivalent application to perform clinical trials filed or to be filed with any Foreign Regulation Authority.

1.18 “Intermediates of KRN5500” shall mean SAN and TDG set forth in Section 1.32 and 1.36 hereof.

1.19 “Know-how” shall mean any and all inventions, improvements, discoveries, claims, formulae, processed, technologies and know-how (including Confidential Information) that generated, owned or Controlled by Kirin at any time before or during the term of this Agreement relating to, derived from or useful for the manufacture or use of the Licensed Product, including, without limitation, synthesis, preparation, recovery and purification process and techniques, control methods and assays, chemical data and specifications.

1.20 “KRN5500” shall mean 6-[2-Deoxy-4-[(2E, 4E) tetradecadienoylglycyl]amino-L-glycero-ß-L-mannoheptopyranosyl]amino-9H-purine; NSC number: NSC 650426.

1.21 “Licensed Field” shall mean the treatment of pain and central and peripheral nervous system conditions or diseases.

1.22 “Licensed Patent Rights” shall mean any of the patents and patent applications listed on Schedule A attached hereto, any patents or patent applications claiming Know-how, and any divisional, continuation, continuation-in-part, reissue, re-examination, renewal, revalidation, registration or extension or substitute thereof, or any patent issuing therefrom or any supplementary protection certificates, patents of addition or any foreign counterparts related thereto.

1.23 “Licensed Product” shall mean any product (including without limitation KRN5500 and analogs and derivates thereof) the manufacture, use or sale of which would, absent the license granted to Dara hereunder, infringe any Valid Claim included in the Licensed Patent Rights.

1.24 “Licensed Technology” shall mean and include the Technology listed on Schedule B attached hereto and all other Technology Controlled by Kirin as of the Effective Date or during the Term, whether or not patentable, that is (i) related to any Valid Claim or is necessary or useful for the practice of the license granted to Dara hereunder or (ii) necessary or useful for manufacturing KRN5500 and/or Licensed Product.

1.25 “NCI” shall mean the National Cancer Institute.

1.26 “NDA” shall mean a new drug application (as defined in Title 21 of the United States Code of Federal Regulations, as amended from time to time) filed with the FDA seeking Regulatory Approval to market and sell any Licensed Product in the United States for a particular indication within the Licensed Field.

1.27 “Net Sales” shall mean the gross invoiced sales price for all Licensed Product sold by Dara, its Affiliates or Sublicensees to Third Parties throughout the Territory during each calendar quarter, less the following amounts incurred or paid by Dara or its Affiliates or Sublicensees during such calendar quarter with respect to sales of Licensed Product regardless of the calendar quarter in which such sales were made:

(a) trade, cash and quantity discounts or rebates actually allowed or taken, including discounts or rebates to governmental or managed care organizations;

(b) credits or allowances actually given or made for rejection of, and for uncollectible amounts on, or return of previously sold Licensed Product (including Medicare and similar types of rebates);

(c) any charges for insurance, freight, and other transportation costs directly related to the delivery of Licensed Product to the extent included in the gross invoiced sales price;

(d) any tax, tariff, duty or governmental charge levied on the sales, transfer, transportation or delivery of a Licensed Product (including any tax such as a value added or similar tax or government charge) borne by the seller thereof, other than franchise or income tax of any kind whatsoever; and

(e) any import or export duties or their equivalent borne by the seller.

“Net Sales” shall not include sales or transfers between Dara and its Affiliates or Sublicensees, unless the Licensed Product is consumed by the Affiliate or Sublicensee. In the event that a Licensed Product under this Agreement is sold in combination with another active ingredient or component, then “Net Sales,” for purposes of determining royalty payments on the combination, shall be calculated using one of the following methods:

(i)	By multiplying the Net Sales of the combination by the fraction A/A+B, where A is the gross selling price, during the royalty paying period in question, of the Licensed Product sold separately in similar quantities in the same country, and B is the gross selling price, during the royalty period in question, of the other active ingredients or components sold separately in similar quantities in the same country; or

(ii)	In the event that no such separate sales are made of the Licensed Product or any of the active ingredients or components in such combination package in similar quantities in the same country during the royalty paying period in question, Net Sales, for the purposes of determining royalty payments shall be calculated using the above formula where A is the reasonably estimated commercial value of the Licensed Product sold separately in similar quantities in the same country and B is the reasonably estimated commercial value of the other active ingredients or components sold separately in similar quantities in the same country. Any such estimates shall be determined using criteria to be mutually agreed upon by the Parties. Such estimates shall be reported to Kirin with the reports to be provided pursuant to Section 4.5.1 hereof.

1.28 “Phase II Clinical Trial” shall mean a clinical investigation (as defined in Title 21 of the United States Code of Federal Regulations, as amended from time to time) conducted to evaluate the effectiveness of a License Product for a particular indication within the Licensed Field in patients with the disease or indication under study.

1.29 “Post Phase II Meeting” shall mean a meeting between Dara and the FDA following completion of a Phase II Clinical Trial to test the safety and efficacy of a Licensed Product for a particular indication in the Licensed Field as a result of which Dara is authorized to proceed with a phase III clinical trial or to file a Drug Approval Application.

1.30 “Receiving Party” shall have the meaning set forth in Section 1.4 hereof.

1.31 “Regulatory Approval” shall mean any and all approvals (including pricing and reimbursement approvals), product and establishment licenses, registrations or authorizations of any kind of the FDA or any Foreign Regulatory Authority necessary for the development, pre-clinical and/or human clinical testing, manufacture, quality testing, supply, use, storage, importation, export, transport, marketing and sale of a Licensed Product (or any component thereof) for use in the Licensed Field in any country or other jurisdiction in the Territory. “Regulatory Approval” shall include, without limitation, any Drug Approval Application

1.32 “SAN” shall mean Spicamycinaminonucleoside—6-amino-[L-mannoheptopyranosyl]amino-9H-purine.

1.33 “Sublicense” shall mean an agreement with a Third Party to whom Dara grants a sublicense of some or all of the rights granted to Dara pursuant to Section 2.1 hereof.

1.34 “Sublicensee” shall mean a Third Party to whom Dara grants a Sublicense.

1.35 “Sublicense Royalty” shall have the meaning set forth in Section 4.3.2 hereof.

1.36 “TDG” shall mean Tetradecadienoylglycine.

1.37 “Technology” shall mean and include any and all unpatented proprietary ideas, inventions, discoveries, Confidential Information, biologic materials, data, results, formulae, designs, specifications, methods, processes, formulations, techniques, ideas, know- how, technical information (including, without limitation, structural and functional information), process information, pre-clinical information, clinical information, and any and all proprietary biological, chemical, pharmacological, toxicological, pre-clinical, clinical, assay, control and manufacturing data and materials.

1.38 “Term” shall have the meaning set forth in Section 8.1 hereof.

1.39 “Territory” shall mean all countries and jurisdictions of the world except Australia, New Zealand and all countries in Asia.

1.40 “Third Party” shall mean any person or entity other than Dara, Kirin and their respective Affiliates.

1.41 “Third Party Payments” shall have the meaning set forth in Section 4.3.4 hereof.

1.42 “Valid Claim” shall mean a claim of any issued unexpired patent within the Licensed Patent Rights that has not been held unenforceable, unpatentable or invalid by a decision of a court or governmental body of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been rendered unenforceable through disclaimer or otherwise or which has not been lost through an interference proceeding.

2.	GRANT OF RIGHTS

2.1 License to Dara.

2.1.1 Grant of License. Kirin hereby grants to Dara an exclusive, royalty-bearing license, including the right to grant sublicenses in accordance with Section 2.1.3 below, under the Licensed Patent Rights, Licensed Technology and Know-how to research, Develop, have Developed, manufacture, have manufactured, use, have used, sell, offer for sale, have sold, import, have imported, export and have exported, Licensed Product in the Territory, for any and all uses within the Licensed Field, subject to the terms and conditions of this Agreement.

2.1.2 NCI Consents. The grant of the license in Section 2.1.1 above with respect to any Licensed Technology owned by NCI is subject to Dara obtaining any required consent or agreement from NCI. Kirin will cooperate with Dara to obtain such consent or agreement, but Kirin does not guaranty that NCI will give such consent or agreement.

2.1.3 Right to Sublicense. Dara shall have the right to grant sublicenses to all or any portion of its rights under the license granted pursuant to Section 2.1.1 above to any Third Party; provided, however, that Kirin shall be notified of any and all executed Sublicenses.

2.2 Dara Inventions

2.2.1 Ownership. Dara shall solely own all right, title and interest in the Dara Inventions.

2.2.2 Option. Dara hereby offers to Kirin an exclusive option, on a country-by-country basis (each, an “Option”), for an exclusive royalty-free license (each, an “Extra-Territorial License”), with the right to grant sublicenses, under the Dara Inventions and/or any patent application or patent Controlled by Dara that claims the Dara Inventions to develop, manufacture, have manufactured, use, have used, sell, offer for sale, have sold, import, have imported, export and have exported, Licensed Product in the Licensed Field, for any country outside the Territory during the Term. Kirin shall exercise the Option by providing written notice to Dara during the Term of its intent to exercise such Option, provided, however, at any time during the Term, Dara may provide notice to Kirin that it intends to grant to a Third Party an Extra-Territorial License in a country or countries in which no Option has been exercised, which notice shall contain the terms to be offered to such Third Party. Kirin shall have sixty (60) days (the “Option Period”) following receipt of such notice to exercise the Option and enter into good faith negotiations with Dara. If Kirin provides written notice of its intent not to exercise the Option or upon expiration of the Option Period, Dara shall have the right to grant such Extra-Territorial license to any Third Party on the terms provided in the notice without any further obligation to Kirin with regard thereto.

3.	DEVELOPMENT AND COMMERCIALIZATION OF LICENSED PRODUCT; SUPPLY AND MANUFACTURE OF KRN5500.

3.1 Commercialization.

3.1.1 Responsibility. On and after the Effective Date, Dara shall have full control and authority over all Development and commercialization of Licensed Product in the Licensed Field in the Territory including, without limitation, (a) all activities relating to manufacture and supply of all Licensed Product (including all required process development and scale up work with respect thereto), (b) all marketing, promotion, sales, distribution, import and export activities relating to any Licensed Product, and (c) all activities relating to any regulatory filings, registrations, applications and Regulatory Approvals relating to any of the foregoing. Dara shall own all data, results and all other information arising from any such activities under this Agreement, including without limitation, all regulatory filings, registrations, applications and Regulatory Approvals relating to Licensed Product including, without limitation, any INDs and any Drug Approval Applications, and all of the foregoing information, documentation and materials shall be considered Confidential Information and Technology solely owned by Dara. All activities relating to Development and commercialization under this Agreement shall be undertaken at Dara’s sole cost and expense, except as otherwise expressly provided in this Agreement.

3.1.2 Diligence. Dara will exercise commercially reasonable efforts and diligence in developing and commercializing Licensed Product in the Licensed Field in the Territory, such reasonable efforts and diligence to be in accordance with the efforts and resources Dara would use for a product candidate owned by it or to which it has rights, which is of similar market potential as the applicable Licensed Product, taking into account the competitiveness of the marketplace, the proprietary position of the Licensed Product, the relative potential safety and efficacy of the Licensed Product, the cost of goods and availability of capacity to manufacture and supply the Licensed Product at commercial scale, the profitability of the applicable Licensed Product, and other relevant factors including, without limitation, technical, legal, scientific or medical factors.

3.2 Updates and Reports.

3.2.1 Updates and Reports. Dara shall provide Kirin with brief written reports no less frequently than annually during the Term (commencing with the first anniversary of the Effective Date) summarizing (i) Dara’s material efforts to develop and commercialize all Licensed Product hereunder and (ii) any Dara Invention made during the period since the last such report. In addition, Dara shall provide Kirin with prompt written notice of the occurrence of the First Commercial Sale of any Licensed Product.

3.2.2 Adverse Events. Upon execution of a disclosure agreement between Dara and NCI, Dara may reference NCI’s clinical data of Licensed Product including but not limited to Adverse Events and Serious Adverse Events Reports, pharmacokinetic and pharmacodynamic data, and relevant correspondence with the FDA. Kirin will provide reasonable assistance as is reasonably requested by Dara. Additionally, subject to Kirin’s exercise of an Option pursuant to Section 2.2.2 hereof, the Parties agree to provide each other with Adverse Event information and product complaint information relating to the relevant Licensed Product as compiled and prepared by each Party in the normal course of business in connection with the Development and commercialization of the relevant Licensed Patent Rights, within time frames consistent with reporting obligations under applicable laws and regulations.

3.2.3 All reports, updates, Adverse Event, product complaint and other information provided by one Party to the other Party under this Agreement (including under this Section 3), shall be considered Confidential Information of the disclosing Party, subject to the terms of Section 5.

3.3 KRN5500 Supply.

3.3.1 Supply of KRN5500. Within fourteen (14) days of Dara’s written request, Kirin will provide 200g of Drug Substance from Lot SK032 (the “Lot SK032 Material”). Dara agrees to retest, at Dara’s sole expense, the stability of the Lot SK032 Material at Midwest Research Institute (“MRI”), or another subcontractor of Dara’s choosing, prior to use in clinical trials. If, in Dara’s sole discretion, the Lot SK032 Material meets release specifications and is suitable for use in clinical trials, Dara may choose to use the Lot SK032 Material to manufacture Drug Product at Ben Venue Laboratories, or another subcontractor of Dara’s choosing. In parallel, Dara will use commercially reasonable efforts to obtain 25g of Drag Substance from Lot SK030 (the “Lot SK030 Material”) from the NCI. Dara agrees to retest the stability of any Lot SK030 Material received from NCI at MRI, or another subcontractor of Dara’s choosing, prior to use in clinical trials, at Dara’s sole expense. Pursuant to the CTA, Kirin has granted consent to the NCI to supply Drug Product and Drug Substance to Dara. Kirin agrees to help facilitate this supply process, if reasonably required. If, in Dara’s sole discretion, the Lot SK030 Material meets release specifications and is suitable for use in clinical trials, Dara may choose to use the Lot SK030 Material to manufacture Drug Product at Ben Venue Laboratories or another subcontractor of Dara’s choosing. If Dara judges any Lot SK032 Material or Lot SK030, for any reason, to be unacceptable for use in clinical trials or if there is insufficient quantities of Lot SK032 Material or Lot SK030 Material to complete the clinical trials undertaken by Dara, Kirin grants Dara the right to manufacture additional quantities of Drug Substance from Kirin’s stockpile of raw materials and intermediates stored at Starks Associates, Inc. or elsewhere.

3.3.2 Spicamycin and Derivatives Supply. Within thirty (30) days of Dara’s written request, Kirin shall supply, at no charge, reasonable quantities of SAN and TDG currently in Kirin’s inventory in order to facilitate Dara’s medicinal chemistry initiative to synthesize new Spicamycin analogues and Derivatives.

3.3.3 Nothing herein shall preclude Dara from making its own arrangements for the manufacture and supply of Drug Product, Drug Substance, intermediates for KRN5500, SAN, TDG, Spicamycin or any Derivatives on its own or with Third Parties. Dara hereby agrees that it shall use KRN5500 in compliance with all applicable federal, state and local laws.

3.4 Technology Transfer.

3.4.1 With fourteen (14) days of the Effective Date, Kirin shall provide to Dara all Know-how and process information Controlled by Kirin for manufacturing Drug Product from Drug Substance.

3.4.2 Within thirty (30) days of completion of a Phase II Clinical Trial, the results of which are sufficiently satisfactory to Dara to justify conducting Phase III trials, Kirin shall provide to Dara a reasonable quantity of viable cell line from working and master cell banks previously used to produce Spicamycin and shall provide to Dara all Technology Controlled by Kirin as of such date that is necessary for or useful in the manufacture of Drug Substance.

3.4.3 At such times during the Term as Dara shall request, Kirin shall also provide technical assistance as is reasonably requested by Dara, or its Sublicensees, in order to manufacture Drug Product and Drug Substance as contemplated under this Agreement. After completion of a Phase II Clinical Trial, the results of which are sufficiently satisfactory to Dara to justify conducting phase III clinical trials, Kirin’s assistance shall include reasonably requested visits by qualified representatives of Kirin, to Dara’s or its Sublicensees’ manufacturing facilities for the purpose of validating Drug Product and/or Drug Substance manufacturing process conducted at such facilities.

3.5 Commercial Supply. At the request of Dara, the Parties will negotiate in good faith a commercial supply agreement; provided, however, neither Party shall be obligated to enter into it.

4.	PAYMENTS AND ROYALTIES

4.1 Upfront Fee. In consideration of the grant of the license by Kirin hereunder, Dara hereby agrees to pay Kirin an upfront license fee in the amount of [***] payable within thirty (30) days of execution of this Agreement, which payment shall be nonrefundable and noncreditable.

4.2 Milestone Payments.

4.2.1 Payment. In consideration of inclusion of access to Kirin’s pre-clinical and clinical data, Kirin’s provision of Know-how, Kirin’s supply of Drug Substance, and the grant of the license by Kirin hereunder and subject to the other terms and conditions of this Agreement, Dara shall make the following nonrefundable, noncreditable payments to Kirin within thirty (30) days of the first occurrence of each of the following events by Dara or an Affiliate or Sublicensee:

Milestone	Payment
Submission to, and acceptance by, the applicable regulatory authority	[***]
(after any required waiting period) of an IND (or foreign equivalent) for a
Licensed Product
Post Phase II Meeting	[***]

It is hereby acknowledged and agreed that any milestone payment shall be made only once, with respect to the first achievement of the relevant milestone for the first Licensed Product, regardless of how many times such milestones are achieved by Licensed Product and regardless of how many times a particular Licensed Product achieves such milestones.

4.3 Payment of Royalties

4.3.1 Royalty Payments In further consideration of the grant of the license by Kirin hereunder, and subject to the other terms of this Agreement (including the remainder of this Section 4.3), commencing on the date of the First Commercial Sale of any Licensed Product and for the remainder of the Term, Dara shall pay to Kirin a royalty equal to [***] of Net Sales of any Licensed Product sold by Dara or its Affiliates in the Territory.

4.3.2 Sublicense Royalties. In addition to all other fees set forth above, and subject to the other terms of this Agreement (including the remainder of this Section 4.3), Dara shall pay to Kirin an amount equal to [***].

4.3.3 One Royalty. Only one royalty, calculated at the highest applicable royalty rate under this Section 4.3, shall be payable to Kirin hereunder for each sale of a Licensed Product.

4.3.4 Third Party Royalty Offset. If in any period in which royalties or Sublicense Royalties are due, Dara, its Affiliates or Sublicensees actually make royalty payments to one or more Third Parties (“Third Party Payments”) as consideration for a license to any patent application or issued patent claiming the Development, manufacture, use, sale, import, or export of Licensed Product, then Dara shall have the right to reduce the royalties or Sublicense Royalties, as the case may be, otherwise due to Kirin pursuant to this Section 4.3 for such Licensed Product by [***] of the full amount of such Third Party Payments during the same period. Notwithstanding the foregoing, such reductions shall in no event reduce such royalties or Sublicense Royalties, as the case may be, for such Licensed Product in any such country to less than [***] of the rates otherwise specified in this Section 4.3. In no event shall any reduction pursuant to this Section 4.3.4 be available with regard to royalties due for a license from The General Hospital Corporation under its intellectual property rights in Patent Application No. PCT US0129371, Publication No. WO02-24146 and in U.S. Patent No. 5,905,069.

4.4 Payment Terms.

4.4.1 Payment of Royalties. Dara shall deliver to Kirin a written report on any royalty or Sublicense Royalty, within forty-five (45) days from the end of each quarter in such payment accrues, specifying: the gross sales (if available) and Net Sales in the applicable currency; the applicable royalty rate under this Agreement; the royalties payable in each currency, including an accounting of deductions taken in the calculation of Net Sales and any applicable calculation pursuant to Section 4.3.4 hereof; the applicable exchange rate to convert from each country’s currency to United States Dollars under this Section 4.4. For purposes of determining when a sale of any Licensed Product occurs under this Agreement, royalties shall accrue on the date of the invoice to the purchaser of the Licensed Product. Dara shall make any royalty or Sublicense Royalty payments owed to Kirin hereunder in arrears, within sixty (60) days from the end of each quarter in which such payment accrues.

4.4.2 Overdue Royalties. Subject to the other terms of this Agreement, royalties not paid within the time period set forth in this Section 4 shall bear interest at a rate of [***] per month from the due date until paid in full.

4.4.3 Accounting. All payments hereunder shall be made in United States dollars by wire transfer of immediately available funds in accordance with the wiring instructions furnished by Kirin in writing. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in The Wall Street Journal) on the last business day of the calendar quarter for which the royalties are paid. If The Wall Street Journal ceases to be published, then the rate of exchange to be used shall be that reported in such other business publication of national circulation in the United States as the Parties reasonably agree. Dara shall deduct any taxes that it is obligated to pay and/or withhold on the payments due under this Agreement and pay them to the proper authorities as required by applicable laws. Therefore, it is agreed and understood that any amount to be paid under the terms of this Agreement is net of any such tax. Dara shall maintain official receipts of payment of any such taxes and forward these receipts to Kirin within sixty (60) days and shall provide reasonable assistance to Kirin in obtaining any credit or refund of such taxes.

4.5 Records Retention; Review.

4.5.1 Records. Commencing as of the date of the First Commercial Sale of the first Licensed Product, Dara and its Affiliates and Sublicensees shall keep for at least three (3) years from the end of the calendar year to which they pertain complete and accurate records of sales by Dara, its Affiliates or Sublicensees, as the case may be, of each Licensed Product, in sufficient detail to allow the accuracy of the payments hereunder to be confirmed.

4.5.2 Review. Subject to the other terms of this Section 4.5.2, at the request of Kirin (which shall not be made more frequently than once per calendar year during the Term), upon at least thirty (30) days’ prior written notice from Kirin, and at the expense of Kirin (except as otherwise provided herein), Dara shall permit an independent certified public accountant reasonably selected by Kirin and reasonably acceptable to Dara to inspect (during regular business hours) the relevant records required to be maintained by Dara under this Section 4.5 for the then-preceding three (3) years for purposes of verifying Dara’s royalty calculations. In every case the accountant must have previously entered into a confidentiality agreement with Dara, or with Kirin and naming Dara as a third party beneficiary thereof, substantially similar to the provisions of Section 5 and limiting the disclosure and use of such information by such accountant to authorized representatives of the Parties and the purposes germane to this Section 4.5. No other information shall be shared. Results of any such review shall be binding on both Parties absent manifest error. Kirin agrees to treat the results of any such accountant’s review of Dara’s records under this Section 4.5 as Confidential Information of Dara subject to the terms of Section 5 hereof. If any review reveals a deficiency in the calculation of royalties resulting from any underpayment by Dara, Dara shall promptly pay Kirin the amount remaining to be paid, and if such underpayment is by ten percent (10%) or more, Dara shall pay the reasonable out-of-pocket costs and expenses of the review.

4.5.3 Other Parties. Dara shall include in any agreement with its Affiliates or Sublicensees record retention and record review terms substantially similar to those in Section 4.5.2 above. Subject to the other terms of such agreement, at the request of Kirin (which shall not be made more frequently than once per calendar year during the Term), upon at least thirty (30) days’ prior written notice from Kirin, and at the expense of Kirin, Dara shall inspect or have a Third Party inspect, such Affiliate’s or Sublicensee’s records.

5.	TREATMENT OF CONFIDENTIAL INFORMATION

5.1 Confidential Obligations. Kirin and Dara each recognize that the other Party’s Confidential Information constitutes highly valuable and proprietary confidential information. Kirin and Dara each agree that during the Term and for five (5) years thereafter, it will keep confidential, and will cause its employees, consultants, Affiliates and Sublicensees to keep confidential, all Confidential Information of the other Party. Neither Kirin nor Dara nor any of their respective employees, consultants, Affiliates or Sublicensees shall use Confidential Information of the other Party for any purpose whatsoever other than exercising any rights granted to it or reserved by it hereunder. Without limiting the foregoing, each Party may disclose information to the extent such disclosure is reasonably necessary in (i) filing and prosecuting patent applications and maintaining patents which are filed in accordance with the provisions of this Agreement, (ii) granting Sublicenses permitted hereunder, (iii) filing, prosecuting or defending litigation in accordance with the provisions of this Agreement or (iv) complying with applicable laws, regulations or court orders; provided, however, that if a Party is required to make any such disclosure of the other Party’s Confidential Information other than to a Third Party that agrees in writing to maintain the confidentiality of such Confidential Information, it will give reasonable advance notice to the other Party of such disclosure requirement and will use reasonable efforts to assist such other Party in efforts to secure confidential treatment of such information required to be disclosed. Confidential Information of Kirin shall include, without limitation, “INFORMATION” as defined in that certain Confidentiality Agreement between the Parties dated September 26, 2002.

5.2 Limited Disclosure and Use. Kirin and Dara each agree that any disclosure of the other Party’s Confidential Information to any officer, employee, consultant or agent of the other Party or any of its Affiliates or Sublicensees shall be made only if and to the extent necessary to carry out its rights and responsibilities under this Agreement, shall be limited to the maximum extent possible consistent with such rights and responsibilities and shall only be made to persons who are bound by written confidentiality obligations to maintain the confidentiality thereof and not to use such Confidential Information except as expressly permitted by this Agreement. Kirin and Dara each further agree not to disclose or transfer the other Party’s Confidential Information to any Third Parties under any circumstance without the prior written approval from the other Party (such approval not to be unreasonably withheld), except either Party may without such approval disclose Confidential Information of the other Party to: (i) a Sublicensee or prospective Sublicensee solely in connection with the exercise of such Party’s rights under this Agreement, or a Third Party in connection with an actual or potential investment, loan, financing, merger or acquisition transaction with such Party; provided, that such Sublicensee, prospective Sublicensee or Third Party has undertaken in writing an obligation of confidentiality with respect to the Confidential Information substantially similar to that provided herein, (ii) as otherwise required by law, or (iii) as otherwise expressly permitted by this Agreement. Each Party shall take such action, and shall cause its Affiliates or Sublicensees to take such action, to preserve the confidentiality of each other’s Confidential Information as it would customarily take to preserve the confidentiality of its own Confidential Information, and in no event, less than reasonable care. Each Party, upon the request of the other Party, will return all the Confidential Information disclosed or transferred to it by the other Party pursuant to this Agreement, including all copies and extracts of documents and all manifestations in whatever form, within sixty (60) days of the request or, if earlier, the termination or expiration of this Agreement; provided however, that a Party may retain Confidential Information of the other Party relating to any license or right to use Licensed Technology which survives such termination and one copy of all other Confidential Information may be retained in inactive archives solely for the purpose of establishing the contents thereof.

6.	PROVISIONS CONCERNING THE FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS

6.1 Patent Maintenance. Subject to the other terms of this Section 6.1, Kirin shall be responsible for preparing, filing and maintaining, at its sole cost, expense and discretion all Licensed Patent Rights. Kirin will keep Dara reasonably informed of the status of all such filings and maintenance, including, without limitation, (A) by providing Dara with copies of all communications received from or filed in patent office(s) with respect to such filings, and (B) by providing Dara, a reasonable time prior to taking or failing to take any action that would affect the scope or validity of any such filing (including the substantially narrowing, cancellation or abandonment of any claim(s) without retaining the right to pursue such subject matter in a separate application, or the failure to file or perfect the filing of any claim(s) in any country), with prior written notice of such proposed action or inaction so that Dara has a reasonable opportunity to review and comment. If Kirin fails to undertake the filing(s) of any patent submission with respect to any claim under the Licensed Patent Rights, then not less than ninety (90) days prior to the last date for making the applicable filing or submission to preserve rights under such patent, Dara may undertake such filing(s) at its own expense, in Kirin’s name.

6.2 Notice of Infringement. If, during the Term, either Party learns of any actual, alleged or threatened infringement by a Third Party of any Licensed Patent Rights in the Licensed Field in the Territory, such Party shall promptly notify the other Party and shall provide such other Party with available evidence of such infringement.

6.3 Infringement of Patent Rights. In the event of an actual, alleged or threatened infringement by a Third Party of any Licensed Patent Rights, the Parties shall mutually agree on the action to be taken to stop such infringement; provided, however, Kirin shall have the first right (but not the obligation), at its own expense and with legal counsel of its own choice, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened infringement of the Licensed Patent Rights in the Licensed Field. If Kirin does not file any action or proceeding against such infringement within six (6) months after the later of (i) Kirin’s notice to Dara under Section 6.2 above, (ii) Dara’s notice to Kirin under Section 6.2 above, or (iii) a written request from Dara to take action with respect to such infringement, then the Parties shall in good faith and in a timely manner discuss the appropriate legal action to stop such infringement, but if the Parties do no agree on another course of action, Dara shall, subject to Kirin’s approval, which approval shall not be unreasonably withheld, have the right (but not the obligation), at its own expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice, but shall not be permitted to settle any such suit without the prior consent of Kirin, which consent shall not be unreasonably withheld. Any damages, monetary awards or other amounts recovered, whether by judgment or settlement, pursuant to any suit, proceeding or other legal action taken under this Section 6.3, shall applied as follows:

(a) First, to reimburse the Parties for their respective costs and expenses (including reasonable attorneys’ fees and costs) incurred in prosecuting such enforcement action;

(b) Second, to Dara in reimbursement for lost sales (net of royalties) associated with Licensed Product and to Kirin in reimbursement for lost royalties owing hereunder based on such lost sales;

(c) Third, any amounts remaining shall be allocated as follows: (a) if Kirin is the Party bringing such suit or proceeding or taking such other legal action, one hundred percent (100%) to Kirin, (b) if Dara is the Party bringing such suit or proceeding or taking such other legal action, one hundred percent (100%) to Dara, and (c) if the suit is brought jointly, fifty percent (50%) to each Party.

If a Party brings any such action or proceeding hereunder, the other Party agrees to be joined as party plaintiff if necessary to prosecute such action or proceeding, and to give the Party bringing such action or proceeding reasonable assistance and authority to file and prosecute the suit; provided, however, that neither Party shall be required to transfer any right, title or interest in or to any property to the other Party or any Third Party to confer standing on a Party hereunder.

7.	REPRESENTATIONS AND WARRANTIES

7.1 Kirin Representations. Kirin represents and warrants to Dara that:

(a) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Kirin corporate action;

(b) this Agreement is a legal and valid obligation binding upon Kirin and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Kirin is a party or by which it is bound;

(c) Kirin has the full right and legal capacity to grant the rights to Dara pursuant to Section 2 above without violating the rights of any Third Party;

(d) Kirin is the sole owner or exclusive licensee of the Licensed Technology other than Licensed Technology identified as belonging to NCI;

(e) the Licensed Patents are the only patent applications or patents Controlled by Kirin that claim Licensed Product or the use thereof;

(f) Kirin is not aware of any Third Party patent, patent application or other intellectual property rights that would be infringed (i) by practicing any process or method or by making, using or selling any composition which is claimed or disclosed in, or which constitutes, Licensed Technology, or (ii) by making, using, offering for sale, selling or importing Licensed Product; and

(g) Kirin is not aware of any actual or threatened infringement by any Third Party of the Licensed Patents in the Licensed Field.

7.2 Dara Representations. Dara represents and warrants to Kirin that:

(a) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all appropriate Dara corporate action; and

(b) this Agreement is a legal and valid obligation binding upon Dara and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by the Parties does not conflict with any agreement, instrument or understanding to which Dara is a party of or by which it is bound.

7.3 No Warranties.

Nothing in this Agreement is or shall be construed as:

(a) a warranty or representation by either Party as to the validity or scope of any patent application or patent licensed hereunder;

(b) a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted pursuant to this Agreement is or will be free from infringement of patents, copyrights, and other rights of Third Parties.

7.4 Disclaimer. Except as expressly set forth in this Agreement, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF NON-INFRINGEMENT OF ANY PATENT, COPYRIGHT, TRADEMARK, OR OTHER RIGHTS OF THIRD PARTIES, OR ANY OTHER EXPRESS OR IMPLIED WARRANTIES.

8.	TERM AND TERMINATION

8.1 Term; Expiration. The term of this Agreement (“Term”) shall commence upon the Effective Date and shall continue, unless terminated earlier pursuant to this Section 8, until the later of (a) the last to expire Valid Claim or (b) seven (7) years from the date of the First Commercial Sale of the first Licensed Product. Upon the expiration of the Term of this Agreement, Dara shall have a fully paid-up, irrevocable, freely transferable and sublicensable license under the Licensed Patent Rights and Licensed Technology, to Develop, have Developed, make, have made, use, have used, sell, have sold, offer for sale, import and have imported any and all Licensed Product for any and all uses in the Licensed Field, in the Territory.

8.2 Termination for Breach. Subject to the other terms of this Agreement, this Agreement and the rights and options granted herein may be terminated by either Party upon any material breach by the other Party of any material obligation or condition, effective ninety (90) days after giving written notice to the breaching Party of such termination, which notice shall describe such breach in reasonable detail. The foregoing notwithstanding, if such default or breach is cured or remedied or shown to be non-existent within the aforesaid ninety (90) day period, the notice shall be automatically withdrawn and of no effect. However, prior to giving any notice for breach, the Parties shall first attempt to resolve any disputes as to the existence of any breach as set forth in Section 9 hereof.

8.3 Effects of Termination.

8.3.1 Termination by Kirin. Upon any termination of this Agreement by Kirin under Section 8.2 above, as of the effective date of such termination, all relevant licenses and sublicenses granted by Kirin to Dara hereunder shall terminate automatically. Notwithstanding the foregoing, (a) no such termination of this Agreement shall be construed as a termination of any valid Sublicense hereunder, and thereafter each such Sublicensee shall be considered a direct licensee of Kirin, provided that (i) such Sublicensee is then in full compliance with all terms and conditions of its sublicense, and (ii) such Sublicensee agrees in writing to assume all applicable obligations of Dara under this Agreement, and (b) Dara and its Affiliates and Sublicensees shall have the right, for six (6) months or such longer time period (if any) on which the Parties mutually agree in writing, to sell or otherwise dispose of all Licensed Product then on hand, with royalties to be paid to Kirin on all Net Sales of such Licensed Product as provided for in this Agreement.

8.4 Remedies. Except as otherwise expressly set forth in this Agreement, the termination provisions of this Section 8 are in addition to any other relief and remedies available to either Party at law.

8.5 Surviving Provisions. Notwithstanding any provision herein to the contrary, the rights and obligations of the Parties set forth in Sections 1, 5, 7, 8.3, 8.5, 9, and 10.3 as well as any rights or obligations otherwise accrued hereunder (including any accrued payment obligations), shall survive the expiration or termination of the Term. Without limiting the generality of the foregoing, Dara shall have no obligation to make any milestone or royalty payment to Kirin that has not accrued prior to the effective date of any termination of this Agreement, but shall remain liable for all such payment obligations accruing prior to the effective date of such termination.

9.	DISPUTES

9.1 The Parties recognize that a bona fide dispute as to certain matters may from time to time arise during the Term that relates to either Party’s rights and/or obligations hereunder. In the event of the occurrence of such a dispute, either Party may, by written notice to the other Party, have such dispute referred to their respective senior officials designated below or their successors, for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. Said designated senior officials are as follows:

For Dara:	Chief Executive Officer
For Kirin:	Vice President, Planning Department, Pharmaceutical Division

In the event the designated senior officials are not able to resolve such dispute within the thirty (30) day period, either Party may invoke the provisions of Section 9.2.

9.2 Any dispute, controversy or claim initiated by either Party arising out of, resulting from or relating to this Agreement, or the performance by either Party of its obligations under this Agreement (other than bona fide Third Party actions or proceedings filed or instituted in an action or proceeding by a Third Party against a Party), whether before or after termination of this Agreement, shall be finally resolved by binding arbitration. Whenever a Party shall decide to institute arbitration proceedings, it shall give written notice to that effect to the other Party. Any such arbitration shall be held in London, England in accordance with the then-prevailing Rules of Conciliation and Arbitration of the International Chamber of Commerce by a panel of three arbitrators appointed in accordance with such rules. The method and manner of discovery in any such arbitration proceeding shall be governed by the laws of England. The arbitrators shall have the authority to grant injunctions and/or specific performance and to allocate between the Parties the costs of arbitration in such equitable manner as they determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrators hereunder or pending the arbitrators’ determination of any dispute, controversy or claim hereunder.

10.	MISCELLANEOUS

10.1 Notification. All notices, requests and other communications hereunder shall be in writing, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission (to be followed with written fax confirmation), (iii) sent by private courier service providing evidence of receipt, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid. The addresses and other contact information for the Parties are as follows:

If to Kirin:

Katsuhiko Asano, Ph.D.

Managing Executive Officer

President of Pharmaceutical Division

Kirin Brewery Company, Limited

26-1, Jingumae 6-chome,

Shibuya-ku, Tokyo 150-8011

Japan

Phone: +81-3-5485-6207

Fax: +81-3-3499-6152

If to Dara:	Dara Therapeutics, Inc. 1234 Airport Road, Suite #105 Destin, FL 32541 U.S.A. Phone: 850-650-1010 Fax: 850-650-2213

With a copy to:	Jeffrey M. Wiesen, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 U.S.A. Phone: (617) 542-6000 Fax: (671) 542-2241

All notices, requests and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving Party at the address of such Party set forth above, (ii) if made by telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by private courier, on the third (3rd) business day following the day such notice is delivered to the courier service, or (iv) if sent by registered or certified mail, on the fifth (5th) business day following the day such mailing is made.

10.2 Language. This Agreement has been prepared in the English language and the English language shall control its interpretation.

10.3 Governing Law. This Agreement will be construed, interpreted and applied in accordance with the laws of England (excluding its body of law controlling conflicts of law).

10.4 Limitations. Except as set forth elsewhere in this Agreement, neither Party grants to the other Party any right or license to any of its intellectual property.

10.5 Entire Agreement. This is the entire Agreement between the Parties with respect to the subject matter hereof and supersedes all prior representations, understandings and agreements between the Parties with respect to the subject matter hereof including, without limitation, that certain Confidentiality Agreement between the Parties dated September 26, 2002. No modification shall be effective unless in writing with specific reference to this Agreement and signed by the Parties.

10.6 Waiver. The terms or conditions of this Agreement may be waived only by a written instrument executed by the Party waiving compliance. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Party of any condition or term shall be deemed as a continuing waiver of such condition or term or of another condition or term.

10.7 Headings. Section and subsection headings are inserted for convenience of reference only and do not form part of this Agreement.

10.8 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned, delegated or otherwise transferred, in whole or part, by either Party without the prior express written consent of the other; provided, however, that either Party may, without the written consent of the other, assign this Agreement and its rights and delegate its obligations hereunder to its Affiliates, or in connection with the transfer or sale of all or substantially all of such Party’s assets or business related to this Agreement, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section 10.8 shall be void. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

10.9 Force Majeure. Neither Party shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to natural disasters or any causes beyond the reasonable control of such Party. In event of such force majeure, the Party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

10.10 Construction. The Parties hereto acknowledge and agree that: (i) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

10.11 Severability. If any provision(s) of this Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under then current applicable law from time to time in effect during the Term hereof, it is the intention of the Parties that the remainder of this Agreement shall not be affected thereby. The Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid, illegal or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

10.12 Status. Nothing in this Agreement is intended or shall be deemed to constitute a partner, agency, employer-employee, or joint venture relationship between the Parties.

10.13 Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instructions, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

10.14 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

DARA THERAPEUTICS, INC.		KIRIN BREWERY COMPANY, LIMITED

By:	/s/ Steve Gorlin	By:	/s/ Katsuhiko Asano
Name:	Steve Gorlin	Name:	Katsuhiko Asano, Ph.D.
Title:	Chairman of the Board of Directors	Title:	Managing Executive Officer
President of Pharmaceutical Division

Schedule A

Licensed Patent Rights

Patent or Patent Application	Jurisdiction	Issue Date or Filing Date
US Patent No. 5631238	United States	May 20, 1997

US Patent No. 5461036	United States	October 24, 1995

Schedule B

Licensed Technology

1.	Technology and information developed under the AGREEMENT BETWEEN THE DIVISION OF CANCER TREATMENT DIAGNOSIS AND CENTERS, NATIONAL CANCER INSTITUTE AND KIRIN BREWERY COMPANY LIMITED FOR THE CLINICAL DEVELOPMENT OF KRN5500, dated January 17, 1996 and amended on November 8, 2002 (the “CTA”).

2.	Kirin’s Drug Master File

3.	Kirin’s non-audited reports of clinical trials of KRN5500 in Japan for Dara’s own use

4.	Kirin’s pre-clinical data on KRN5500, including acute, subchronic and chronic toxicity studies

5.	Other pre-clinical data of Kirin that Kirin agrees is needed in Dara’s IND

6.	NCI’s IND

7.	NCI’s clinical data, including but not limited adverse event and serious adverse event reports, pharmacokinetic and pharmacodynamic data and relevant correspondence with the FDA